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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-16182

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axsys Technologies, Inc. 175 Capital Boulevard, Suite 103 Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust Financial Statements and Supplemental Schedule

Report of Independent Auditors

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes At End of Year

AXSYS TECHNOLOGIES, INC.
401 (K) RETIREMENT PLAN & TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
WITH REPORT OF INDEPENDENT AUDITORS

AXSYS TECHNOLOGIES, INC.
401 (K) RETIREMENT PLAN & TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2002

CONTENTS

Page
Report of Independent Auditors	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year	8

Report of Independent Auditors

        Plan Investment Committee

        Axsys Technologies, Inc. 401(k) Retirement Plan and Trust

        We have audited the accompanying statements of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the 2002 and 2001 financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP Hartford, Connecticut May 28, 2003

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2002	2001
Assets
Investments at Fair Value	$19,481,228	$21,702,363
Contributions receivable:
Employees	134,795	164,566
Employer	183,958	207,710

Total contributions receivable	318,753	372,276

Net assets available for plan benefits	$19,799,981	$22,074,639

See accompanying notes

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Axsys Stable Value	Fidelity Growth Company	Fidelity Investment Grade Bond	Fidelity Balanced	Fidelity Blue Chip Growth	Fidelity Equity Income II	Fidelity Stock Selector	Fidelity Diversified Internat'l	Fidelity Freedom 2020	Fidelity Freedom 2030	Spartan US Eqty Index	Retirement Money Market	Loans	Loans in Default	Axsys Technologies Stock	Contribution Receivable	Total
Additions:
Contributions — Employees	$172,811	$307,850	$126,110	$156,870	$341,111	$62,387	$66,190	$78,051	$118,026	$93,386	$145,816	$—	$—	$—	$—	$(29,771)	$1,638,837
Contributions — Employer, net	81,227	150,654	32,604	73,955	161,934	23,083	31,030	35,077	68,748	53,721	54,537	359	—	—	72,189	(23,752)	815,366
Interest and dividend income	284,584	5	64,557	69,630	16,452	4,071	3,671	6,701	11,276	5,035	10,845	900	—	—	—	—	477,727
Exchange in	288,154	160,409	580,760	140,413	88,065	143,125	23,055	59,639	22,716	292	39,079	—	—	—	—	—	1,545,707
Loan repayment (principal and interest)	110,265	89,586	51,343	49,174	113,335	18,192	15,403	15,818	81,941	51,230	28,388	—	(537,404)	582	—	—	87,853
Forfeiture credit			29,824														29,824
Deductions:
Realized loss/ (gain)	—	70,415	(7,629)	61,492	164,957	3,561	39,816	20,788	4,141	11,443	36,151	—	—	—	34,324	—	439,459
Distributions	600,959	94,576	195,251	207,728	382,704	11,918	54,773	129,292	3,435	31,112	151,363	876	217,710	(8,769)	96,263	—	2,169,191
Administrative fee	7,168	1,421	15,116	3,968	5,171	663	376	255	1,266	1,032	1,635	11	—	—	84		38,166
Exchange out	35,325	81,706	222,729	378,446	407,480	2,738	126,415	148,378	10,865	24,855	97,003	—	—	—	9,767	—	1,545,707
Loan withdrawals	241,095	17,950	29,091	40,464	63,889	9,248	25,388	22,812	27,066	12,521	10,080	—	(499,604)	—	—	—	—
Net increase/(decrease) in net assets available for plan benefits	52,494	442,436	430,640	(202,056)	(303,304)	222,730	(107,419)	(126,239)	255,934	122,701	(17,567)	372	(255,510)	9,351	(68,249)	(53,523)	402,791
Unrealized (depreciation)/ appreciation	—	(299,194)	24,249	(264,855)	(1,239,280)	(38,657)	(254,901)	(94,187)	(75,980)	(53,945)	(166,121)	—	—		(214,578)		(2,677,449)
Net assets available for plan benefits, beginning of year	$4,768,857	$916,814	$888,569	$2,984,049	$5,572,192	$98,966	$1,375,082	$1,112,826	$409,953	$295,417	$866,787	$1,481	$1,280,227	—	$1,131,143	$372,276	$22,074,639
Net assets available for plan benefits, end of year	$4,821,351	$1,060,056	$1,343,458	$2,517,138	$4,029,608	$283,039	$1,012,762	$892,400	$589,907	$364,173	$683,099	$1,853	$1,024,717	$9,351	$848,316	$318,753	$19,799,981

FOR THE YEAR ENDED DECEMBER 31, 2001

	Axsys Stable Value	Fidelity Growth Company	Fidelity Investment Grade Bond	Fidelity Balanced	Fidelity Blue Chip Growth	Fidelity Equity Income II	Fidelity Stock Selector	Fidelity Diversified Internat'l	Fidelity Freedom 2020	Fidelity Freedom 2030	Spartan US Equity Index	Retirement Money Market	Loans	Axsys Technologies Stock	Contribution Receivable	Total
Additions:
Contributions — Employees	$129,237	$438,606	$120,550	$186,431	$475,975	$62,551	$79,879	$121,018	$150,115	$118,552	$188,464	$103	$—	$—	$(1,641)	$2,069,840
Contributions — Employer, net	60,041	186,448	90,359	79,301	179,515	19,613	28,464	48,577	81,051	68,173	51,405	33	—	88,853	(23,516)	958,317
Interest and dividend income	301,960	1,971	48,112	116,126	8,748	4,173	9,060	794	14,647	10,300	10,054	65	—	—	—	526,010
Exchange in	363,745	92,187	201,550	366,108	39,835	21,340	28,927	13,918	19,056	—	73,534	—	—	—	—	1,220,200
Loan repayment (principal and interest)	54,235	112,390	54,261	59,359	108,638	6,934	17,098	16,608	83,903	45,981	34,320	(24)	(499,806)	—	—	93,897
Deductions:
Realized loss/ (gain)	—	45,859	(6,122)	5,255	159,542	2,436	28,536	29,575	4,288	2,287	18,416	—	—	105,475	—	395,547
Distributions	530,278	57,165	105,622	198,553	500,208	5,113	41,748	114,657	15,269	4,799	138,691	168	92,973	114,916	—	1,920,160
Administrative fee	15,628	1,587	12,752	3,869	4,708	586	700	155	975	497	1,656	11	—	256	—	43,380
Exchange out	152,576	30,357	252,056	116,502	332,034	20,643	81,206	111,485	2,495	1,822	114,569	—	—	4,455	—	1,220,200
Loan withdrawals	286,611	17,381	47,947	76,974	114,699	4,977	23,288	9,925	11,865	8,349	38,888	—	(640,904)	—	—	—
Net increase/(decrease) in net assets available for plan benefits	(75,875)	679,253	102,577	406,172	(298,480)	80,856	(12,050)	(64,882)	313,880	225,252	45,557	(2)	48,125	(136,249)	(25,157)	1,288,977
Unrealized (depreciation)/ appreciation	—	(105,437)	12,319	(49,007)	(1,002,417)	(6,032)	(217,230)	(144,100)	(29,808)	(27,454)	(87,917)	—	—	(1,859,325)	—	(3,516,408)
Net assets available for plan benefits, beginning of year	$4,844,732	$342,998	$773,673	$2,626,884	$6,873,089	$23,646	$1,594,542	$1,313,577	$125,881	$97,619	$891,854	$1,483	$1,227,050	$3,126,717	$397,433	$24,261,178
Transfer in from affiliated plan	—	—	—	—	—	496	9,820	8,231	—	—	17,293	—	5,052	—	—	40,892
Net assets available for plan benefits, end of year	$4,768,857	$916,814	$888,569	$2,984,049	$5,572,192	$98,966	$1,375,082	$1,112,826	$409,953	$295,417	$866,787	$1,481	$1,280,227	$1,131,143	$372,276	$22,074,639

See accompanying notes

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN & TRUST
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.    DESCRIPTION OF THE PLAN

        Axsys Technologies, Inc. ("The Company") has maintained the Axsys Technologies, Inc. 401K Retirement Plan and Trust (the "Plan"), which qualifies under section 401(a) and 401(k) of the Internal Revenue Code, since April 1, 1985. All employees who are not members of collective bargaining groups and who are 21 years of age or older and have completed six months of continuous employment, are eligible to participate in the Plan.

        During 2002, the Company sold three divisions. To date, thirty-one former employees have withdrawn from the Plan.

        Effective April 2, 2001, the Automation Engineering, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The net assets of the plan at the date of transfer were $40,892.

        Effective September 1, 2000, the Company amended and restated the Plan pursuant to an Adoption Agreement adopting the Fidelity CORPORATE plan for Retirement Prototype Basic Plan Document. The Company has appointed Fidelity Management Trust Company ("Fidelity") as trustee of a separate trust established pursuant to the Fidelity Plan effective as of September 1, 2000 (the "Fidelity Trust"). Fidelity will be the trustee of all Plan assets, other than the guaranteed interest accounts under the New England Life Insurance Company annuity contracts, which Deposit Funds and guaranteed interest accounts will, effective September 1, 2000, comprise part of the Axsys Stable Value Fund along with certain assets in the Fidelity Trust (the transferred assets being referred to as "Transferred Assets" and the remaining assets being referred to as the "Insurance Contracts"). Stephen W. Bershad and David A. Almeida continue to be the co-trustees of the Insurance Contract Trust, which, effective September 1, 2000, holds assets exclusively attributable to the Insurance Contracts.

        In connection with the amendment and restatement of the Plan, the Company intends to maintain the Insurance Contract Trust separately from the Fidelity Trust until the maturity or liquidation of the Insurance Contracts or participant withdrawals or participant-directed investment transfers from the Axsys Stable Value Fund to another investment fund, at which time those assets will be transferred to the Fidelity Trust (unless otherwise directed by the Investment Committee).

        Once all assets attributable to the Insurance Contracts are transferred to the Fidelity Trust or otherwise are distributed to satisfy withdrawals from the Axsys Stable Value Fund, Stephen W. Bershad and David A. Almeida will no longer serve as co-trustees of the Insurance Contract Trust.

        Although the Plan assets will be held in two separate trusts, the Plan is a "single plan" as described in Treasury Regulation Section 1.414(l)-1(b)(1) and all assets of both the Insurance Contract Trust and the Fidelity Trust will be available to pay benefits to participants and beneficiaries of the Plan.

        Participating employees may elect to defer a portion of their compensation and contribute it to the Plan on a pre-tax basis. The minimum allowable contribution under the Plan is 1% of annual gross pay. The maximum contribution to the Plan is limited by the Tax Reform Act of 1986 and was $11,000 in 2002 and $10,500 in 2001. The Company matched 100% of the first 3% contributed and 50% of the next 2% contributed, for a maximum of 4% during 2002 and 2001.

        Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the amount in their individual accounts. Participant contributions and related investment returns are 100% vested. Employer matching contributions and related investment returns vest as follows:

Completed years of service	Percentage Vested
less than 1	0%
1	25%
2	50%
3	75%
4	100%

        Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions. The maximum amount of any loan is the lesser of (a) $50,000 or (b) one-half of the participant's vested balance but not less than $1,000. Only one loan can be received per plan year and no more than two loans may be outstanding at any one time. All loans must be repaid by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within twenty years. Participant loans are charged interest at the prime rate.

        The participants of the Plan may elect to have their contributions invested in any combination equal to a whole percentage of the following investment alternatives:

  •
  Axsys Stable Value Fund

  •
  Fidelity Growth Company

  •
  Fidelity Investment Grade Bond Fund

  •
  Fidelity Balanced Fund

  •
  Fidelity Blue Chip Growth Fund

  •
  Fidelity Equity Income II

  •
  Fidelity Stock Selector

  •
  Fidelity Diversified International Fund

  •
  Fidelity Freedom 2020

  •
  Fidelity Freedom 2030

  •
  Spartan US Equity Index

        The participants of the Plan may elect to have the Company match invested in the Axsys Technologies, Inc. common stock or in the same investment alternatives as the employee contributions.

        While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA. No such termination, however, shall permit the Plan's Assets to be used for any purpose other than the exclusive benefit of the participating employees.

        The information presented previously is not a complete description of the Plan. For more information see the Summary Plan Description available at the office of the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  METHOD OF ACCOUNTING

        The financial statements of the Plan are presented on the accrual basis of accounting.

  INVESTMENTS

        Investments are made as directed by the Plan's participants. Investments consisting of guaranteed investment contracts are recorded at contract value. All other investments are valued at fair value on December 31, 2002 and 2001 using share values of the funds as reported by Fidelity Investments Institutional Services Inc., the custodian of the Plan.

  EXPENSES OF THE PLAN

        The Company incurs all administrative and auditing expenses, except for participant maintenance fees, which are deducted directly from participant accounts.

  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  DEPOSITS WITH INSURANCE COMPANY

        Deposits backed by the assets of an insurance company are subject to credit risk. If the Plan trustees/custodians fail to repay funds held by the Plan, the asset value of the plan could be substantially impaired.

3.    INVESTMENTS

        The following investments represent 5% or more of the Plan's net assets:

	December 31,
	2002	2001
Axsys Stable Value	$4,821,351	$4,768,857
Fidelity Blue Chip Growth Fund	4,029,608	5,572,192
Fidelity Balanced Fund	2,517,138	2,984,049
Fidelity Investment Grade Bond Fund	1,343,458	—
Fidelity Growth Company	1,060,056	—
Fidelity Stock Selector	1,012,762	1,375,082
Axsys Technologies, Inc Common Stock	—	1,131,143
Fidelity Diversified International Fund	—	1,112,826
Active Loans to Participants	1,034,068	1,280,227

	$15,818,441	$18,224,376

        The Plan has investments in guaranteed investment contracts that are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract. The interest rate and yield for the guaranteed investment contracts were 6.06% in 2002 and 6.54% in 2001. No valuation reserves have been established to adjust contract amounts since, at December 31, 2002 there is no concern with the credit worthiness of the contract issuer, the New England Life Insurance Company.

4.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Plan's Form 5500:

	December 31,
	2002	2001
Net assets available for plan benefits per the financial statements	$19,799,981	$22,074,639
Less: Contributions receivable per the financial statements	318,753	372,276
Less: Loans in default	9,351	—

Net assets available for plan benefits per the Form 5500	$19,471,877	$21,702,363

        The following is a reconciliation of the contributions per the financial statements to the Form 5500.

	Year Ended December 31,
	2002		2001
	Participant	Employer	Participant	Employer
Contributions per the financial statements	$1,638,837	$815,366	$2,069,840	$958,317
Less: Contributions receivable at December 31, 2002 and 2001	(134,795)	(183,958)	(164,566)	(207,710)
Add: Contributions receivable at December 31, 2001 and 2000	164,566	207,710	166,207	231,226

Contributions per the Form 5500	$1,668,608	$839,118	$2,071,481	$981,833

5.    INCOME TAX STATUS

        The Plan Sponsor has not received a determination letter of their adoption of the non-standardized prototype plan. In accordance with Revenue Procedure 2002-6, the Plan Sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN & TRUST
SCHEDULE OF ASSETS HELD AT END OF YEAR
PLAN SPONSOR EIN 11-1962029
PLAN # 47754
DECEMBER 31, 2002

Identity of Issue, Borrower or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
Axsys Stable Value Fund	4,821,351 shares	$4,821,351
Axsys Technologies, Inc. Common Stock *	108,758 shares	848,316
Fidelity Growth Company	29,928 shares	1,060,056
Fidelity Investment Grade Bond Fund	177,471 shares	1,343,458
Fidelity Balanced Fund	189,401 shares	2,517,138
Fidelity Blue Chip Growth Fund	126,162 shares	4,029,608
Fidelity Equity Income II	16,276 shares	283,039
Fidelity Stock Selector	61,083 shares	1,012,762
Fidelity Diversified International Fund	52,005 shares	892,400
Fidelity Freedom 2020	55,442 shares	589,907
Fidelity Freedom 2030	35,564 shares	364,173
Retirement Money Market	1,853 shares	1,853
Spartan US Equity Index	21,929 shares	683,099
Active Loans to Participants	Bear interest at rates ranging from 4.25% to 9.25% with varying maturity dates	1,034,068

Total		$19,481,228

* Indicates party-in-interest to the Plan.

EXHIBITS

(a)    Exhibits

23	Consent of Independent Auditors
99(1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Chief Executive Officer
99(2)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Chief Financial Officer

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k) Retirement Plan (Plan Name)
DATE: June 27, 2003	/s/ STEPHEN W. BERSHAD Stephen W. Bershad Chief Executive Officer
DATE: June 27, 2003	/s/ DAVID A. ALMEIDA David A. Almeida Vice President & Chief Financial Officer

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AXSYS TECHNOLOGIES, INC. 401 (K) RETIREMENT PLAN & TRUST FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001 WITH REPORT OF INDEPENDENT AUDITORS
AXSYS TECHNOLOGIES, INC. 401 (K) RETIREMENT PLAN & TRUST FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE YEAR ENDED DECEMBER 31, 2002
CONTENTS
Report of Independent Auditors
AXSYS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN AND TRUST STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AXSYS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN AND TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
AXSYS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN & TRUST NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2002
AXSYS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN & TRUST SCHEDULE OF ASSETS HELD AT END OF YEAR PLAN SPONSOR EIN 11-1962029 PLAN # 47754 DECEMBER 31, 2002
EXHIBITS
SIGNATURES